August 16, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (714) 667-6860

Scott D. Peters
Chief Financial Officer
T REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

Re:	T REIT, Inc.
	Form 10-K for the year ended December 31, 2004
      Filed April 1, 2005
      File No. 0-49782

Dear Mr. Peters:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.



						Sincerely,



Daniel Gordon
Accounting Branch Chief




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